Exhibit (a)(1)(C)

Offer to Purchase

All Outstanding Common Shares

of

LAVA THERAPEUTICS N.V.

A Dutch public limited liability company

at

A Cash Amount per Share between $1.16 and $1.24, Consisting of a Base Price Per Share of $1.16 and an Additional Price Per Share of up to $0.08, Plus One Non-Transferable Contractual Contingent Value Right (“CVR”) for Each Share, Which Represents the Right to Receive Potential Payments, in Cash, Contingent upon Receipt of Any CVR Proceeds, as Described in the CVR Agreement

Pursuant to the Offer to Purchase

Dated August 15, 2025

by

XOMA ROYALTY CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M.

EASTERN TIME ON OCTOBER 3, 2025, UNLESS THE OFFER IS EXTENDED

OR EARLIER TERMINATED.

August 15, 2025

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by XOMA Royalty Corporation, a Nevada corporation (“Purchaser”), to act as Information Agent in connection with Purchaser’s offer to purchase all of the issued and outstanding common shares, with a nominal value of €0.12 per share (“Shares”), in the capital of LAVA Therapeutics N.V., a public limited liability company (naamloze vennootschap) organized under the laws of the Netherlands, having its corporate seat (statutaire zetel) in Utrecht, the Netherlands, registered with the Dutch trade register under number 65335740 (“LAVA”), for a price per Share of: (i) $1.16 per Share in cash (the “Base Price Per Share”); (ii) an additional amount of cash of up to $0.08 per Share (such amount as finally determined pursuant to the Share Purchase Agreement, dated as August 3, 2025, the “Additional Price Per Share” and together with the Base Price Per Share, the “Cash Amount”); and (iii) one non-transferable contractual contingent value right (“CVR”) for each Share, all upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. The Cash Amount will be paid net of any applicable tax withholding and without interest.

The Offer is not subject to any financing conditions. Certain conditions to the Offer are described in Section 13 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for the information of your clients only, together with the included Internal Revenue Service Form W-9; and

3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

Please note that, after careful consideration, LAVA’s board of directors has unanimously:(i) determined, on the terms and subject to the conditions set forth in the Purchase Agreement that the terms of Purchase Agreement and the transactions contemplated by the Purchase Agreement (the “Transactions”) are in the best interests of, LAVA and the sustainable success of its business, having considered the interest of the LAVA shareholders, employees and other relevant stakeholders; (ii) authorized and approved the terms and conditions of the Purchase Agreement and the Transactions and the execution, delivery and performance of LAVA’s obligations under the Purchase Agreement; and (iii) on the terms and subject to the conditions set forth in the Purchase Agreement, to support the Offer and the other Transactions, to recommend acceptance of the Offer by the shareholders of LAVA and to recommend that LAVA’s shareholders vote in favor of approval and adoption of each of the voting items described herein and set forth in the Purchase Agreement.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern time, on October 3, 2025, unless the Offer is extended or earlier terminated.

For Shares to be properly tendered pursuant to the Offer, the share certificates (if any) or confirmation of receipt of such Shares under the procedure for book-entry transfer through The Depository Trust Company (“DTC”) with an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal must be timely received by the Depositary and Paying Agent, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Paying Agent and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from the Information Agent for the Offer at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Broadridge Corporate Issuer Solutions, LLC

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, the Information Agent or the Depositary and Paying Agent or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Alliance Advisors, LLC

You may call Alliance Advisors, LLC, the Information Agent for the Offer, toll-free at 1-855-206-1072 or email them at LVTX@allianceadvisors.com.